--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                            ------------------------

                                AMENDMENT NO. 30
                                       TO
                                 SCHEDULE 14D-1
                             TENDER OFFER STATEMENT
     (PURSUANT TO SECTION 14(D)(1) OF THE SECURITIES EXCHANGE ACT OF 1934)

                         HEALTHDYNE TECHNOLOGIES, INC.
                           (Name of Subject Company)

                                  I.H.H. CORP.
                              INVACARE CORPORATION
                                   (Bidders)

                            ------------------------

                    COMMON STOCK, PAR VALUE $0.01 PER SHARE
                         (Title of Class of Securities)

                                    18139610
                     (CUSIP Number of Class of Securities)

                            ------------------------

                            THOMAS R. MIKLICH, ESQ.
  CHIEF FINANCIAL OFFICER, GENERAL COUNSEL, TREASURER AND CORPORATE SECRETARY
                              INVACARE CORPORATION
                              899 CLEVELAND STREET
                               ELYRIA, OHIO 44035

                           TELEPHONE: (216) 329-6000
                 (Name, Address and Telephone Number of Person
     Authorized to Receive Notices and Communications on Behalf of Bidders)

                            ------------------------

                                    COPY TO:
                             ROBERT E. SPATT, ESQ.
                           SIMPSON THACHER & BARTLETT
                              425 LEXINGTON AVENUE
                         NEW YORK, NEW YORK 10017-3954
                           TELEPHONE: (212) 455-2000

                            ------------------------

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

    This Amendment No. 30 amends and supplements the Tender Offer Statement on
Schedule 14D-1 filed on January 27, 1997 (as amended, the "Schedule 14D-1") relating to the offer by I.H.H. Corp., a Delaware corporation (the "Purchaser") and a wholly owned subsidiary of Invacare Corporation, an Ohio corporation (the "Parent"), to purchase all of the outstanding shares of Common Stock, par value $0.01 per share (the "Shares"), of Healthdyne Technologies, Inc., a Georgia corporation (the "Company"), and unless and until the Purchaser declares that the Rights Condition as defined in the Offer to Purchase referred to below is satisfied) the associated Preferred Stock Purchase Rights (the "Rights") issued pursuant to the Rights Agreement, as amended, dated as of May 22, 1995, between the Company and SunTrust Bank, Atlanta (formerly Trust Company Bank), as Rights Agent, at a purchase price of $15 per Share (and associated Right), net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase dated January 27, 1997, as amended and supplemented by the Supplements thereto dated April 4, 1997 and June 6, 1997 (the "Offer to Purchase"), and in the related Letter of Transmittal. Unless otherwise indicated, all capitalized terms used but not defined herein shall have the meanings assigned to them in the Schedule 14D-1.

    The Schedule 14D-1 is hereby amended and supplemented as follows:

    On July 25, 1997, the Parent sold 145,000 Shares at a price per Share of $17. The Parent is now the beneficial owner of 265,000 Shares (including 100 Shares owned by the Purchaser), representing approximately 2.1% of the Shares outstanding based on the number of Shares reported by the Company as outstanding on June 23, 1997.

    On July 25, 1997, the Court issued a ruling on the Parent and the Purchaser's emergency motion in which the Court directed that the Company submit the Dead-Hand Elimination Proposal to the shareholders for a vote at the Annual Meeting but that the election inspectors were not to count the ballots on the proposal but instead should retain them for tabulation in the event the Court's prior ruling on the proposal were overturned. The full text of the Court's order is set forth in Exhibit 11(g)(25).

ITEM 11. MATERIAL TO BE FILED AS EXHIBITS.

    (g)(25) Order issued by the Court on July 25, 1997.

                                   SIGNATURE

    After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

                                INVACARE CORPORATION

                                By:            /s/ THOMAS R. MIKLICH
                                     -----------------------------------------
                                     Name: Thomas R. Miklich
                                     Title:  Chief Financial Officer

                                I.H.H. CORP.

                                By:            /s/ THOMAS R. MIKLICH
                                     -----------------------------------------
                                     Name: Thomas R. Miklich
                                     Title:  President

Date: July 25, 1997

                                 EXHIBIT INDEX

  EXHIBIT                                                                                                       PAGE
-----------                                                                                                     -----
11(g)(25)    Order issued by the Court on July 25, 1997